UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

A.M. Castle & Co.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

148411101

(Cusip Number)

Patrick J. Herbert, III

30 N. LaSalle Street

Suite 1232

Chicago, IL 60602

(312) 726-3110

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 23, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
W. B. & Co.
(General Partners: Patrick J. Herbert, III and Simpson Estates, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6.	Citizenship or Place of Organization:
Illinois

	7.	Sole Voting Power:
		-0-
Number of Shares
Beneficially	8.	Shared Voting Power:
Owned by		4,404,864
Each
Reporting	9.	Sole Dispositive Power:
Person	-0-
With

10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

4,404,864 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13.	Percent of Class Represented by Amount in Row (11):
20.6% based on 21,368,911 shares of Common Stock outstanding as of May 23, 2007.

14.	Type of Reporting Person (See Instructions):
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Simpson Estates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6.	Citizenship or Place of Organization:
Illinois

	7.	Sole Voting Power:
		-0-
Number of Shares
Beneficially	8.	Shared Voting Power:
Owned by		4,404,864
Each
Reporting	9.	Sole Dispositive Power:
Person	-0-
With

10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

4,404,864 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

13.	Percent of Class Represented by Amount in Row (11):
20.6% based on 21,368,911 shares of Common Stock outstanding as of May 23, 2007.

14.	Type of Reporting Person (See Instructions):
CO

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Patrick J. Herbert, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6.	Citizenship or Place of Organization:
Illinois

	7.	Sole Voting Power:
	126,539
Number of Shares
Beneficially	8.	Shared Voting Power:
Owned by	5,275,726
Each
Reporting	9.	Sole Dispositive Power:
Person	2,754,569
With

10.	Shared Dispositive Power:
926,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

5,402,265 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13.	Percent of Class Represented by Amount in Row (11):
25.2% based on 21,420,395 shares of Common Stock deemed outstanding as of May 23, 2007.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Susan S. Cavender

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6.	Citizenship or Place of Organization:
Illinois

	7.	Sole Voting Power:
		5,587
Number of Shares
Beneficially	8.	Shared Voting Power:
Owned by		778,409
Each
Reporting	9.	Sole Dispositive Power:
Person		783,996
With

10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

783,996 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13.	Percent of Class Represented by Amount in Row (11):
3.7% based on 21,368,911 shares of Common Stock outstanding as of May 23, 2007.

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Gwendolyn S. Chabrier 2001 Trust
(Patrick J. Herbert, III Trustee)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	/ /

6.	Citizenship or Place of Organization:
Illinois

	7.	Sole Voting Power:
	-0-
Number of Shares
Beneficially	8.	Shared Voting Power:
Owned by	797,926
Each
Reporting	9.	Sole Dispositive Power:
Person	797,926
With

10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

797,926 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13.	Percent of Class Represented by Amount in Row (11):
3.7% based on 21,368,911 shares of Common Stock outstanding as of May 23, 2007.

14.	Type of Reporting Person (See Instructions)
OO

Explanatory Note

This Amendment No. 5 (the “Amendment No. 5”) relates to the Common Stock of A.M. Castle, a Maryland corporation (the “Company”), which has its principal executive offices at 3400 N. Wolf Road, Franklin Park, IL 60131.  On May 23, 2007, the Company sold in a registered public offering 4,347,826 shares of Common Stock, including 2,000,000 shares held by selling stockholders. Of the 2,000,000 shares sold by the selling stockholders, 1,793,722 shares resulted from the conversion of 12,000 shares of Series A Cumulative Convertible Preferred Stock, and 7,501 shares resulted from the payment of an accrued dividend. As described more fully in Item 5(c) below, the Reporting Persons either sold stock directly or were deemed to have beneficial ownership of the shares that were sold in the offering. This Amendment No. 5 amends Item 5 to reflect the material disposition of beneficial ownership of securities and the material decrease in the percentage of the class of Common Stock beneficially owned by the Reporting Persons.

Item 5.	Interest In Securities of the Issuer.

The information concerning percentages of ownership set forth on the facing pages for each Reporting Person is based on 21,368,911 shares of Common Stock reported outstanding in the Company’s Prospectus Supplement, dated May 23, 2007, relating to the public offering of Common Stock.

(a)        W.B. & Co.: 4,404,864 shares of Common Stock (20.6% based on 21,368,911 shares outstanding as of May 23, 2007).

Simpson Estates, Inc.: 4,404,864 shares of Common Stock (20.6% based on 21,368,911 shares outstanding as of May 23, 2007).

Patrick J. Herbert, III: 5,402,265 shares of Common Stock (25.2% based on 21,420,395 shares deemed outstanding as of May 23, 2007).

Susan S. Cavender: 783,996 shares of Common Stock (3.7% based on 21,368,911 shares outstanding as of May 23, 2007).

Gwendolyn S. Chabrier 2001 Trust: 797,926 shares of Common Stock (3.7% based on 21,368,911 shares outstanding as of May 23, 2007).

(b)          See facing pages for each Reporting Person.

(c)          On May 23, 2007, the Company sold in a registered public offering 4,347,826 shares of Common Stock, including 2,000,000 shares held by selling stockholders. W.B. & Co. was the registered nominee holder of the 2,000,000 shares sold. Patrick J. Herbert, III, as a general partner of W.B. &Co. and trustee of various trusts which sold shares in the offering, along with Simpson Estates, a general partner of W.B. & Co., beneficially owned the 2,000,000 shares, which were sold at a purchase price of $33.00. Included in the 2,000,000 shares were 339,689 shares held by Susan S. Cavender and 196,692 shares held by the Gwendolyn S. Chabrier 2001 Trust.

(d)         None.

(e)        As a result of the public offering as described in Item 5(c), Susan S. Cavender and the Gwendolyn S. Chabrier 2001 Trust sold 339,689 and 196,692 shares of Common Stock, respectively, and now beneficially own less than 5% of the Company’s outstanding Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2007	W.B. & Co.
By: /s/ Patrick H. Herbert, III
Patrick J. Herbert, III
as General Partner
May 31, 2007	Simpson Estates, Inc.
By: /s/ Patrick J. Herbert, III
Patrick J. Herbert, III
as President
May 31, 2007	/s/ Patrick J. Herbert, III
Patrick J. Herbert, III
May 31, 2007	/s/ Susan S. Cavender
Susan S. Cavender
May 31, 2007	Gwendolyn S. Chabrier 2001 Trust
By: /s/ Patrick J. Herbert, III
Patrick J. Herbert, III
as Trustee